This Form CB contains 14 pages, including all exhibits

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
[redacted]ashington, D.C. 20549

Form CB
(Amendment No. 2)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

PBB Global Logistics Income Fund
(Name of Subject Company)

Ontario
(Jurisdiction of Subject Company's Incorporation or Organization)

Livingston International Income Fund
405 The West Mall, Suite 400
Toronto, Ontario M9C 5K7 Canada
1-800-387-7582 ext. 3109
(Name of Person(s) Furnishing Form)

Trust Units
(Title of Class of Subject Securities)

69317H
(CUSIP Number of Class of Securities (if applicable))

Kenneth Chalmers
PBB Global Logistics Income Fund
33 Walnut Street, P.O. Box 40
Fort Erie, Ontario L2A 5M7 Canada
905-871-1606
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 21, 2005
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Attachment	Description
A.	Offer to Purchase and Circular dated October 21, 2005 (the "Offer and Circular") relating to the offer (the "Offer") by Livingston International Income Fund (the "Offeror") to purchase all of the outstanding trust units of PBB Global Logistics Income Fund.*
B.	Letter of Acceptance and Transmittal, dated October 21, 2005.*
C.	Notice of Change and Extension, dated November 24, 2005.**
D.	Notice of Change and Extension dated December 9, 2005

*Previously filed on Form CB on October 24, 2005.
**Previously filed on Form CB on November 28, 2005.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Offer and Circular.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Exhibit Number	Description
1	The renewal annual information form of the Offeror dated March 30, 2005.*
2	The comparative financial statements, together with the accompanying report of the auditors, for the fiscal year ended December 31, 2004 of the Offeror.*
3	Management's discussion and analysis of financial condition and results of operations of the Offeror for the fiscal year ended December 31, 2004.*
4	The comparative interim financial statements for the three and six month periods ended June 30, 2005 of the Offeror.*
5	Management's discussion and analysis of financial condition and results of operations of the Offeror for the period ended June 30, 2005.*
6	The management information circular of the Offeror dated March 17, 2005, excluding pages 15 to 25, inclusive, prepared in connection with the annual and special meeting of the Offeror's Unitholders held on April 21, 2005.*
7	The material change report of the Offeror dated March 11, 2005 in connection with the acquisition of all of the issued and outstanding common shares in the capital of Great Lakes Customs Brokerage, Inc. and South Ranch, Inc.*
8	The material change report of the Offeror dated April 8, 2005 in connection with the proposed $22.165 million bought-deal financing of 1.1 million of the Offeror's Units (the "Units") at $20.15 per Unit.*
9	The business acquisition report of the Offeror dated May 16, 2005 with respect to the acquisition of Great Lakes Customs Brokerage, Inc. and South Ranch, Inc.*
10	The material change report of the Offeror dated October 26, 2005 in connection with the commencement of the Offer.**
11	The comparative interim financial statements for the three and nine month periods ended September 30, 2005 of the Offeror.**
12	Management's discussion and analysis of financial condition and results of operations of the Offeror for the period ended September 30, 2005.**

*Previously filed on Form CB on October 24, 2005.
**Previously filed on Form CB on November 28, 2005.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the initial Form CB with the Securities and Exchange Commission (the "SEC") on October 24, 2005, Livingston International Income Fund filed with the SEC a written irrevocable consent and power of attorney on Form F-X. Livingston International Income Fund will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIVINGSTON INTERNATIONAL INCOME FUND

By: 

Name: Benjamin Wong
Title: Senior Vice President and Chief Financial Officer,
Livingston International Inc.
Date: December 9, 2005

P5

Attachment D

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor. No securities commission or similar authority in Canada or the United States has in any way passed upon the merits of or approved or disapproved these securities. Any representation to the contrary is a criminal offence.

LIVINGSTON INTERNATIONAL INCOME FUND


LIVINGSTON

Advancing Cross-Border Trade

NOTICE OF CHANGE AND EXTENSION

of the
OFFER TO PURCHASE
all of the outstanding trust units of

PBB GLOBAL LOGISTICS INCOME FUND

on the basis of 0.92 of a trust unit of Livingston International Income Fund for each trust unit of PBB Global Logistics Income Fund (subject to adjustment as provided in the Circular)

Livingston International Income Fund ("**Livingston Fund**" or the "**Offeror**") hereby gives notice that it has amended its offer to purchase all of the outstanding trust units ("**PBB Units**") of PBB Global Logistics Income Fund ("**PBB Fund**") **by extending the Expiry Time from midnight (Vancouver time) on December 9, 2005 to midnight (Vancouver time) on December 21, 2005.** The original offer, dated October 21, 2005 (the "**Original Offer**"), as amended and extended in the manner described in the Notice of Change and Extension, dated November 24, 2005 (the "**Amended Offer**"), and as further amended by this Notice of Change and Extension, is referred to herein as the "Offer". Unless the context requires otherwise, capitalized terms used herein but not defined have the respective meanings set out in the Original Offer, and accompanying Circular, as amended by the Amended Offer and this Notice of Change and Extension. **Except as otherwise set forth herein, the terms and conditions previously set forth in the Original Offer, and where applicable, as amended by the Amended Offer, the Circular and the related Letter of Acceptance and Transmittal, continue to be applicable in all respects to the Offer.**

THE OFFER HAS BEEN EXTENDED AND IS OPEN FOR ACCEPTANCE UNTIL MIDNIGHT (VANCOUVER TIME) ON DECEMBER 21, 2005, UNLESS THE OFFER IS FURTHER EXTENDED OR WITHDRAWN.

The Livingston Units are listed for trading on the Toronto Stock Exchange (the "**TSX**") under the symbol "LIV.UN". The PBB Units are listed and posted for trading on the TSX under the symbol "PBB.UN". The closing prices of the Livingston Units and the PBB Units on the TSX on October 18, 2005, the day prior to the announcement of the Offeror's intention to make the Offer, were $18.20 and $14.30, respectively. The closing prices of the Livingston Units and the PBB Units on the TSX on December 8, 2005 were $20.96 and $18.75, respectively.

THE OFFER REPRESENTS A PREMIUM OF APPROXIMATELY 30% BASED ON THE VOLUME WEIGHTED AVERAGE TRADING PRICES OF THE LIVINGSTON UNITS AND PBB UNITS ON THE TSX FOR THE 20 TRADING DAYS ENDED OCTOBER 18, 2005. BASED ON THE DECEMBER 8, 2005 CLOSING PRICE OF THE LIVINGSTON UNITS ON THE TSX, THE OFFER CURRENTLY VALUES THE PBB UNITS AT $19.28, A PREMIUM OF 34.8% OR $4.98 ABOVE THE CLOSING PRICE OF THE PBB UNITS OF $14.30 ON THE TSX ON OCTOBER 18, 2005.

Questions and requests for assistance may be directed to the Information Agent for the Offer:

GEORGESON SHAREHOLDER COMMUNICATIONS CANADA INC.

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free:
1-866-519-9056

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

100 University Avenue
9th Floor, North Tower
Toronto, Ontario
M5J 2Y1

Toll Free: 1-800-564-6253

Telephone: (514) 982-7555
Facsimile: (416) 981-9663
e-mail: corporateactions@computershare.com

The Dealer Manager for the Offer is:

SCOTIA CAPITAL INC.

Scotia Plaza, 66th Floor
40 King Street West
Box 4085, Station "A"
Toronto, Ontario
M5X 2X6

Telephone: (416) 863-7325

Facsimile: (416) 862-3010

P7

INFORMATION FOR U.S. PBB UNITHOLDERS

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Offer is made for the securities of a Canadian trust. The Offer is subject to Canadian disclosure requirements that are different from those of the United States. Financial statements of the Offeror included in the Offer and Circular, or incorporated by reference therein, as well as financial statements of PBB, have been prepared in accordance with Canadian accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. resident PBB Unitholders to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since the Offeror is located in a foreign country, and some or all of its officers (if any) and trustees may be residents of a foreign country.

U.S. resident PBB Unitholders may not be able to sue a foreign trust or its officers (if any) or trustees in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign trust and its subsidiaries to subject themselves to a U.S. court's judgment.

U.S. resident PBB Unitholders should be aware that the Offeror may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases.

Livingston Units offered pursuant to the Offer are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Rule 802 thereunder. No Livingston Units will be delivered in the United States or to or for the account or for the benefit of a Person in the United States, unless the Offeror is satisfied that Livingston Units may be delivered in the relevant jurisdiction without further action by the Offeror in reliance on such exemption or on a basis otherwise determined to be acceptable to the Offeror in its sole discretion. PBB Unitholders who are residents of certain U.S. states and who do not qualify as exempt institutional investors in such U.S. states who would otherwise receive Livingston Units in exchange for their PBB Units may, at the sole discretion of the Offeror, have such Livingston Units issued on their behalf to a selling agent, which shall, as agent for such PBB Unitholders, sell such Livingston Units on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable withholding taxes, delivered to such PBB Unitholders.

PBB Unitholders should be aware that Livingston Units issued pursuant to the Offer will be restricted securities within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended, to the same extent and proportion that PBB Units tendered or exchanged or redeemed by the holder were restricted securities.

The tender of PBB Units under the Offer and the redemption or transfer of PBB Units under the Subsequent Acquisition Transaction or the Compulsory Acquisition may have tax consequences both in the United States and Canada. The consequences for holders who are resident in, or citizens of, the United States are not described in the Offer and Circular. PBB Unitholders are advised to consult their tax advisers to determine the particular tax consequences to them of acquiring the Livingston Units.

Neither the fact that a registration statement or an application for a license has been filed under RSA 421-B with the state of New Hampshire nor the fact that a security is effectively registered or a Person is licensed in the state of New Hampshire constitutes a finding by the secretary of state that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the secretary of state has passed in any way upon the merits or qualifications of, or recommended or given approval to, any Person, security, or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of the foregoing.

FORWARD-LOOKING STATEMENTS

Certain statements in the Offer and Circular, and in certain documents incorporated by reference therein, are forward-looking statements, which reflect Livingston management's current beliefs and expectations regarding the Offeror's and Livingston's future growth, results of operations, performance, business prospects and opportunities. Such forward-looking statements are based on information currently available to management of Livingston. Forward-looking statements involve significant risks and uncertainties. Many factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including risks related to dependence on cross-border trade, economic conditions, disruptions in border crossings or increases or decreases in foreign trade, competition, effects of hedging, integration of acquisitions, regulatory change, tax matters including potential changes in tax laws, foreign exchange rates, interest rates, continued availability of credit facilities, contract changes and loss or non-renewal of contracts or clients, among others. See "Risk Factors". These factors should not be considered exhaustive. Although the forward-looking statements are based upon what Livingston's management believes to be reasonable assumptions, the Offeror and Livingston cannot assure investors that actual results will be consistent with these forward-looking statements. Such forward-looking statements are made as of the date of this Offer and Circular or as of the date specified in the documents incorporated by reference therein. Except as expressly otherwise required by law, neither the Offeror nor Livingston assumes any obligation to update or revise such statements or any information contained in this Offer and Circular or to publicly release the results of any revisions to forward-looking statements to reflect new events, assumptions or circumstances that the Offeror or Livingston may become aware of after the date of the Offer and Circular. Undue reliance should not be placed on forward-looking statements.

NO PERSONAL LIABILITY

The statements made in the Offer and in the Circular are, to the extent they are the responsibility of the Offeror's Trustees, the responsibility of the Offeror's Trustees in their capacity as trustees and not in their personal capacity, and, except as expressly otherwise required by law, in no event shall such trustees be personally liable for any statements contained therein nor shall resort be had to, or redress, recourse or satisfaction result from, the private and/or personal property of the Offeror's Trustees or of the Livingston Unitholders.

NOTICE OF CHANGE AND EXTENSION

December 9, 2005

TO: UNITHOLDERS OF PBB GLOBAL LOGISTICS INCOME FUND

This Notice of Change and Extension amends and supplements the Original Offer, the Amended Offer and the Circular. Except as otherwise set forth in this Notice of Change and Extension, the information, terms and conditions of the Original Offer, the Amended Offer and the Circular continue to be applicable in all respects and this Notice of Change and Extension should be read in conjunction with the Original Offer, the Amended Offer and the Circular, the provisions of which (as hereby supplemented) are incorporated herein by reference (except as amended herein). References to the "Offer" means the offer to purchase all of the outstanding trust units of PBB Fund (not including any PBB Units that may become outstanding upon the exercise of any options, warrants or other rights (other than the Rights)), set out in the Original Offer, the Amended Offer and the Circular, as supplemented and amended by this Notice of Change and Extension.

1. EXTENSION OF THE OFFER

The Offeror has amended the Amended Offer by extending the time during which the Offer is open for acceptance from midnight (Vancouver time) on December 9, 2005 to **midnight (Vancouver time) on December 21, 2005**. Accordingly, the definition of "**Expiry Date**" in the Original Offer, as amended by the Amended Offer, has been further amended to mean December 21, 2005 or such later date as may be fixed by the Offeror from time to time as provided in Section 5 of the Original Offer, "Extension, Variation or Change in the Offer".

2. CHANGE IN INFORMATION IN THE OFFER AND CIRCULAR

The second paragraph in Questions and Answers under the heading "8. What Happens If I Do Not Tender My PBB Units to the Offer But More Than Two-thirds of the PBB Unitholders Do?", the paragraph in the Summary under the heading "Second Step Transactions—Time Delays" (except for the words "See Section 16 of the Circular, "Second Step Transactions"), and the paragraph in Section 16 of the Circular under the heading "Second Step Transactions— Possibly No Distributions Pending Subsequent Acquisition Transaction or Compulsory Acquisition" in the Original Offer and Circular are deleted in their entirety and are replaced with the following words:

> In the event that Livingston Fund takes-up and pays for PBB Units under the Offer and PBB Fund is unable to (because of its financial position or otherwise), or does not, declare and make a cash distribution in an amount per PBB unit, at any time thereafter and prior to the completion of the Subsequent Acquisition Transaction or the Compulsory Acquisition, that is at least equal to the cash distributions per Livingston Unit declared and paid by Livingston Fund in the same period multiplied by the Exchange Ratio (the "Equivalent Livingston Fund Distribution"), then at the time of completion of the Subsequent Acquisition Transaction or the Compulsory Acquisition, as applicable, the then PBB Unitholders will receive an additional amount, without interest, up to the amount of the Equivalent Livingston Fund Distribution, so as to ensure they receive, before taxes, the same value as if they had their PBB Units taken up under the Offer. This amount would be paid in cash, unless Livingston Fund determines that the payment of such amount in cash would result in adverse tax consequences to such PBB Unitholders or to PBB Fund in connection with the Subsequent Acquisition Transaction, in which case it may be paid in Livingston Units (the value of which would be based on the lesser of the previous 3 and 10 trading day volume weighted average trading prices of the Livingston Units on the TSX for the period ended on the closing date of the Subsequent Acquisition Transaction).
>
> PBB Unitholders are, however, reminded that it may take up to 45 days or longer following the completion of the Offer to complete the Subsequent Acquisition Transaction or Compulsory Acquisition and that, although the Offeror currently intends to undertake such a transaction expeditiously, there can be no assurance that the Subsequent Acquisition Transaction or Compulsory Acquisition would be completed. Thus, PBB Unitholders may prefer to tender their PBB Units to the Offer rather than wait for a Subsequent Acquisition Transaction or Compulsory Acquisition, if any.

3. CONDITIONS TO THE OFFER

The Offer remains subject to the conditions set forth in Section 4 of the Original Offer, "Conditions of the Offer".

4. RECENT DEVELOPMENTS

The Offeror has extended the Offer as it is in discussions with PBB Fund concerning the terms of a potential negotiated transaction and given that PBB Fund's poison pill remains in place. There can, however, be no assurance that the Offeror will be able to reach an agreement with PBB Fund on the terms of a negotiated transaction.

5. TAKE UP OF AND PAYMENT FOR DEPOSITED PBB UNITS

Upon and subject to the terms and conditions of the Offer, the Offeror will be obliged to take up and pay for PBB Units duly and validly deposited pursuant to the Offer as described in Section 6 of the Original Offer, "Take Up of and Payment for Deposited PBB Units".

6. TIME OF AND MANNER FOR ACCEPTANCE

The Offer is now open for acceptance until midnight (Vancouver time) on December 21, 2005. As PBB Units are held solely through the book-entry system maintained by CDS, PBB Unitholders do not hold certificates representing their PBB Units and thus must contact their broker or other nominee for assistance in tendering. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth in Section 3 of the Original Offer, as amended by the Amended Offer.

7. RIGHT TO WITHDRAW DEPOSITED PBB UNITS

PBB Unitholders have the right to withdraw their PBB Units deposited to the Offer as described in Section 7 of the Original Offer, "Right to Withdraw Deposited PBB Units", as amended by the Amended Offer. The Offeror reserves the right to permit withdrawals of PBB Units deposited under the Offer other than as set forth in Section 7 of the Original Offer, as amended by the Amended Offer.

8. CONSEQUENTIAL AMENDMENTS

Consequential amendments to the Original Offer, as amended by the Amended Offer, the Circular and the Letter of Acceptance and Transmittal to reflect the contents of this Notice of Change and Extension are deemed to be made where required.

9. OFFEREES' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides PBB Unitholders with, in addition to any other rights they may have at Law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular that is required to be delivered to the PBB Unitholders. However, such rights must be exercised within prescribed time limits. PBB Unitholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer. Such rights may in certain cases need to be exercised through CDS on behalf of a PBB Unitholder. PBB Unitholders should accordingly also contact their broker or other nominee for assistance as required.

APPROVAL AND CERTIFICATE OF THE OFFEROR

The contents of this Notice of Change and Extension have been approved and the sending, communication or delivery thereof to the PBB Unitholders has been authorized by the board of trustees of the Offeror and the Board of Directors of its attorney, Livingston International Inc. The foregoing, together with the Original Offer, the Amended Offer and the Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or market price of the PBB Units subject to the Offer or the Livingston Units.

DATED: December 9, 2005

LIVINGSTON INTERNATIONAL INCOME FUND
By its attorney Livingston International Inc.

(signed) PETER LUIT
Chief Executive Officer

(signed) BENJAMIN WONG
Chief Financial Officer

On behalf of the Board of Directors of Livingston International Inc.

(signed) DOUGLAS HARRISON
Director

(signed) PETER RESTLER
Director

Questions and requests for assistance may be directed to the Information Agent for the Offer:

GEORGESON SHAREHOLDER COMMUNICATIONS CANADA INC.

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free: 1-866-519-9056

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

100 University Avenue
9th Floor, North Tower
Toronto, Ontario
M5J 2Y1

Toll Free: 1-800-564-6253
Telephone: (514) 982-7555
Facsimile: (416) 981-9663
e-mail: corporateactions@computershare.com

The Dealer Manager for the Offer is:

SCOTIA CAPITAL INC.

Scotia Plaza, 66th Floor
40 King Street West
Box 4085, Station "A"
Toronto, Ontario
M5X 2X6

Telephone: (416) 945-4508
Facsimile: (416) 862-3010

PBB Unitholders may also contact their investment dealer, stockbroker, bank manager, accountant, lawyer or professional advisor for assistance. See also "Questions and Answers" on page 5 of the Original Offer. Additional copies of this Notice of Change and Extension, the Original Offer, the Amended Offer and the Circular may be obtained without charge on request from the Depositary.

EXHIBIT INDEX

Exhibit Number	Description
1	The renewal annual information form of the Offeror dated March 30, 2005.*
2	The comparative financial statements, together with the accompanying report of the auditors, for the fiscal year ended December 31, 2004 of the Offeror.*
3	Management's discussion and analysis of financial condition and results of operations of the Offeror for the fiscal year ended December 31, 2004.*
4	The comparative interim financial statements for the three and six month periods ended June 30, 2005 of the Offeror.*
5	Management's discussion and analysis of financial condition and results of operations of the Offeror for the period ended June 30, 2005.*
6	The management information circular of the Offeror dated March 17, 2005, excluding pages 15 to 25, inclusive, prepared in connection with the annual and special meeting of the Offeror's Unitholders held on April 21, 2005.*
7	The material change report of the Offeror dated March 11, 2005 in connection with the acquisition of all of the issued and outstanding common shares in the capital of Great Lakes Customs Brokerage, Inc. and South Ranch, Inc.*
8	The material change report of the Offeror dated April 8, 2005 in connection with the proposed $22.165 million bought-deal financing of 1.1 million of the Units at $20.15 per Unit.*
9	The business acquisition report of the Offeror dated May 16, 2005 with respect to the acquisition of Great Lakes Customs Brokerage, Inc. and South Ranch, Inc.*
10	The material change report of the Offeror dated October 26, 2005 in connection with the commencement of the Offer.**
11	The comparative interim financial statements for the three and nine month periods ended September 30, 2005 of the Offeror.**
12	Management's discussion and analysis of financial condition and results of operations of the Offeror for the period ended September 30, 2005.**

*Previously filed on Form CB on October 24, 2005.
**Previously filed on Form CB on November 28, 2005.